SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Integra LifeSciences Holdings Corporation
(Name of Issuer)

Common stock, $.01 par value
(Title of Class of Securities)

457985208
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 11 Pages

CUSIP No. 457985208	13G

1	NAME OF REPORTING PERSON: Richard E. Caruso, Ph.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 113,338 shares*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,087,689 shares*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 113,338 shares*
WITH:	8	SHARED DISPOSITIVE POWER 6,087,689 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,201,027 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.57%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*Includes 46,271 shares of common stock that may be acquired upon exercise of options as of or within 60 days of February 1, 2017. Dr. Caruso disclaims beneficial ownership of the shares owned by Tru St Partnership LP, Provco Leasing Corporation and The Uncommon Individual Foundation as described in this Schedule 13G (Amendment No. 14) except to the extent of his pecuniary interest therein.

Page 3 of 11 Pages

CUSIP No. 457985208	13G

1	NAME OF REPORTING PERSON: Tru St Partnership LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,991,205 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 5,991,205 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,991,205 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.03%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 11 Pages

CUSIP No. 457985208	13G

1	NAME OF REPORTING PERSON: Provco Leasing Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 23,338
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,991,205 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 23,338
WITH:	8	SHARED DISPOSITIVE POWER 5,991,205 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,014,543 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.09%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 11 Pages

CUSIP No. 457985208	13G

1	NAME OF REPORTING PERSON: The Uncommon Individual Foundation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 73,146 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 73,146 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,146 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .20%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Page 6 of 11 Pages

Item 1.

(a)    Name of Issuer: Integra LifeSciences Holdings Corporation.

(b)	Address of Issuer's Principal Executive Offices: 311 Enterprise Drive, Plainsboro, New Jersey 08536.

Item 2.

(a)     Name of Person Filing: See (c) below.

(b)	Address of Principal Business Office or, if none, Residence: See (c) below.

(c)	Citizenship:

Richard E. Caruso Ph.D.
    795 East Lancaster Ave., Suite 200
Villanova, Pennsylvania 19085
United States citizen

Tru St Partnership LP
795 East Lancaster Avenue, Suite 200
Villanova, Pennsylvania 19085
Pennsylvania limited partnership

Provco Leasing Corporation
1105 N. Market Street, Suite 602
Wilmington, Delaware 19810
Delaware corporation

The Uncommon Individual Foundation
795 East Lancaster Ave, Suite 204
Villanova, Pennsylvania 19085
Pennsylvania corporation

(d)    Title of Class of Securities: common stock, $.01 par value.

(e)	CUSIP Number: 457985208

Item 3.	Not applicable.

Item 4.	Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: As of December 31, 2016, Dr. Caruso may be deemed the beneficial owner of 6,201,027 shares of common stock. He individually holds 67,067 shares and holds options to purchase 46,271 shares of common stock that are exercisable within 60 days of February 1, 2017. Tru St Partnership LP (“Tru St”) may be deemed the beneficial owner of 5,991,205 shares of common stock. Dr. Caruso is the president and sole director of Provco Leasing Corporation (“Provco

Page 7 of 11 Pages

Leasing”). Provco Leasing is the corporate general partner of Tru St. Provco Leasing is also the beneficial owner of 23,338 shares of common stock. The Uncommon Individual Foundation is the beneficial owner of 73,146 shares of common stock as of December 31, 2016. Dr. Caruso is the founder and chief executive officer of The Uncommon Individual Foundation. Dr. Caruso disclaims beneficial ownership of shares held by Tru St, Provco Leasing and The Uncommon Individual Foundation except to the extent of his pecuniary interest therein.

(b)    Percent of Class: Based on 37,385,969 shares of the Issuer’s common stock outstanding as of October 26, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2016: Dr. Caruso may be deemed the beneficial owner of 16.57% of the Issuer’s common stock; Tru St, may be deemed the beneficial owner of 16.03% of the Issuer’s common stock; Provco Leasing may be deemed the beneficial owner of 16.09% of the Issuer’s common stock and The Uncommon Individual Foundation may be deemed the beneficial owner of 0. 20% of the Issuer’s common stock as of December 31, 2016.

(c)    The Reporting Persons have the power to vote or dispose of the number of shares as follows:

(i)    Sole power to vote or direct the vote. Dr. Caruso may be deemed to have sole power to vote or direct the vote of 113,338 shares of common stock based on his ownership of 67,067 shares and options to purchase 46,271 shares of common stock that are exercisable within 60 days of February 1, 2017.
(ii)    Shared power to vote or direct the vote. As of December 31, 2016, Dr. Caruso, Tru St, Provco Leasing and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 6,201,027 shares of common stock. Dr. Caruso and Tru St may be deemed to share the power to vote or direct the vote with respect to 5,991,205 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to share the power to vote or direct the vote with respect to 6,014,543 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 73,146 shares of common stock as of December 31, 2016.

(iii)
Sole power to dispose or direct the disposition. Dr. Caruso has sole power to dispose or control the disposition of 113,338 shares of common stock based on his ownership of 67,067 shares and options to purchase 46,271 shares of common stock that are exercisable within 60 days of February 1, 2017.

(iv)
Shared power to dispose or direct the disposition. As of December 31, 2016, Dr. Caruso, Tru St Provco Leasing and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or shared power to direct the disposition of 6,201,087 shares of common stock. Dr. Caruso and Tru St may be deemed to have shared power to dispose of or shared power to direct the disposition of 5,991,205 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct

Page 8 of 11 Pages

the disposition of 6,014,543 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or direct the disposition of 73,146 shares of common stock as of December 31, 2016.

Item 5.        Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification: Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2017 /s/ Richard E. Caruso, Ph.D.
Richard E. Caruso, Ph.D.

TRU ST PARTNERSHIP LP By: /s/ Richard E. Caruso, Ph.D. Its: President
PROVCO LEASING CORPORATION By: /s/ Richard E. Caruso, Ph.D. Its: President
THE UNCOMMON INDIVIDUAL FOUNDATION By: /s/ Richard E. Caruso, Ph.D. Its: President

Page 9 of 11 Pages

Exhibit Index

Exhibit                    Title                    Page No.

Exhibit A                Group Members              10

Exhibit B                 Joint Filing Agreement              11

Page 10 of 11 Pages

EXHIBIT A

Group Members

Richard E. Caruso, Ph.D.
Tru St Partnership LP
Provco Leasing Corporation
The Uncommon Individual Foundation

Page 11 of 11 Pages

EXHIBIT B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including amendments thereto) with respect to the common stock, par value $.01 per share of Integra LifeSciences Holdings Corporation, and further agree that this Joint Filing Agreement be included as Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of February, 2017.

TRU ST PARTNERSHIP LP By: /s/ Richard E. Caruso, Ph.D. Its: President	By: /s/ Richard E. Caruso, Ph.D. Richard E. Caruso, Ph.D.
PROVCO LEASING CORPORATION By: /s/ Richard E. Caruso, Ph.D. Its: President
THE UNCOMMON INDIVIDUAL FOUNDATION By: /s/ Richard E. Caruso, Ph.D. Its: President